UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ENTERTAINMENT GAMING ASIA INC.

(Name of Subject Company—Issuer)

EGT NEVADA HOLDING INC.

MELCO INTERNATIONAL DEVELOPMENT LIMITED

(Names of Filing Persons—Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29383V305

(CUSIP Number of Class of Securities)

Leung Hoi Wai, Vincent

c/o Melco International Development Limited

Penthouse, 38/F

The Centrium

60 Wyndham Street

Central

Hong Kong

+852-3151-3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copy to:

J. Alan Bannister

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-2310

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,065,928	$1,398

*	Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value assumes the purchase of (i) all 5,086,146 outstanding shares of common stock, par value 0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”) that are not already owned by EGT Nevada Holding Inc. (“Purchaser”) or its affiliates multiplied by $2.35 per Share and (ii) 540,406 Shares issuable pursuant to outstanding in the money options multiplied by $0.21, which is the offer price of $2.35 per Share minus the weighted average exercise price for such options of $2.14 per Share. The foregoing figures are as of March 15, 2017 based on information set forth in Entertainment Gaming’s filings with the SEC or otherwise provided by Entertainment Gaming to Purchaser.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,398
Form or Registration No.:	Schedule TO
Filing Party:	EGT Nevada Holding Inc. and Melco International Development Limited
Date Filed:	May 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l

☐	issuer tender offer subject to Rule 13e-4

☒	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) and relates to the offer by EGT Nevada Holding Inc. (“Purchaser”), a Nevada corporation and a wholly owned indirect subsidiary of Melco International Development Limited (“Melco”), a Hong Kong-listed company, to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of Entertainment Gaming Asia Inc. (“Entertainment Gaming”), a Nevada corporation, that are not already owned by Purchaser or its affiliates for $2.35 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.

Schedule TO.

The Schedule TO is hereby amended as follows:

Items 1 through 9, Item 11 and Item 13.

The Offer and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

1. The Minimum Condition. Purchaser is amending the Offer such that the Offer is no longer conditioned upon any minimum number of Shares being tendered. Purchaser has determined that it is prepared to provide liquidity to any stockholder of Entertainment Gaming that wishes to sell his, her or its Shares for cash pursuant to the Offer, even if upon consummation of the Offer, Purchaser will not be able to complete the Merger. As a result, Purchaser may consummate the Offer even if the Shares tendered represent (x) less than a majority of the issued and outstanding Shares excluding Shares owned by Purchaser or its affiliates, and (y) less than 90% of outstanding Shares when combined with the Shares owned by Purchaser and its affiliates. If Purchaser consummates the Offer notwithstanding the fact that the Shares tendered represent less than 90% of outstanding Shares when combined with the Shares owned by Purchaser and its affiliates, Purchaser will be unable to cause the Merger to be effectuated and may continue to operate Entertainment Gaming as a standalone company with Purchaser and its affiliates continuing to own a controlling stake in Entertainment Gaming. Accordingly, the Offer is amended and restated as follows:

(a) The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are amended and restated to remove statements which indicate that the Offer is conditioned upon there being validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares that (x) would represent at least a majority of the issued and outstanding Shares, excluding Shares owned by Purchaser or its affiliates and (y) when combined with the Shares currently owned by Purchaser and its affiliates, would constitute at least 90% of the outstanding Shares as of the date the Shares are accepted for payment pursuant to the Offer (the “Minimum Condition”), including on the cover page of the Offer to Purchase and the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “Special Factors—Section 5. Effects of the Offer,” “Special Factors—Section 6. Conduct of Entertainment Gaming’s Business if the Offer Is Not Consummated,” “The Offer—Section 1. Terms of the Offer,” “The Offer—Section 2. Acceptance for Payment and Payment” and “The Offer—Section 11. Conditions of the Offer.”

(b) The paragraph titled “Is your financial condition relevant to my decision to tender my Shares in the Offer?” in the section of the Offer to Purchase titled “Summary Term Sheet” is amended and restated by replacing the fourth bullet point with the following clause:

“• if we and our affiliates own at least 90% of the Shares following the consummation of the Offer, we expect to acquire any remaining Shares for the same cash price per Share in any subsequent offering period or in the Merger.”

(c) The paragraph titled “Is this the first step in a going-private transaction?” in the section of the Offer to Purchase titled “Summary Term Sheet” is amended and restated by inserting the following sentence as the penultimate sentence of the paragraph:

“However, if we consummate the Offer notwithstanding the fact that the Shares tendered represent less than 90% of outstanding Shares when combined with the Shares owned by us and our affiliates, we will be unable to cause the Merger to be effectuated and may continue to operate Entertainment Gaming as a standalone company.”

(d) The sentence beginning “The Offer does not compel . . .” in the section of the Offer to Purchase titled “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is amended and restated in its entirety as follows:

“The Offer does not compel any stockholder to sell its Shares and provides liquidity to all minority stockholders of Entertainment Gaming even if some or a majority of minority stockholders do not tender their Shares.”

(e) The subsection titled “Plans for Entertainment Gaming” in the section of the Offer to Purchase titled “Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Entertainment Gaming” is amended and restated in its entirety as follows:

“Plans for Entertainment Gaming. If the Merger is consummated following the Offer to Purchase, we expect to operate Entertainment Gaming in substantially the same manner as it is currently being operated. Entertainment Gaming will survive the Merger as a wholly owned indirect subsidiary of Melco. Although we believe that the Merger will afford us the opportunity to create organizational efficiencies, we do not at this time have any plans with respect to initiating any consolidations or reduction in operations or employee headcounts or any definitive plans with respect to Entertainment Gaming’s management. Any such decisions would be made based on, among other factors, the business requirements of Entertainment Gaming and will not be conditioned on the completion of the Offer, the Merger or any other transaction. If, however, we and our affiliates collectively own less than 90% of the Shares following the consummation of the Offer, we will be unable to cause the Merger to be effectuated and may continue to operate Entertainment Gaming as a standalone company.

If the Offer is consummated (whether or not the Merger is consummated), we expect to continue to review Entertainment Gaming’s business, assets, debt obligations, corporate and board structure, capitalization, operations, properties, policies, management and personnel to consider and determine what other changes, if any, would be appropriate or desirable. We expressly reserve the right to make any changes that we deem necessary, appropriate or convenient in light of our review or future developments. Possible changes include changes to Entertainment Gaming’s management, a divestiture of assets or a transfer of Entertainment Gaming’s assets to one or more of Melco’s other operating entities.

If we consummate the Offer without obtaining a sufficient number of Shares to enable us to cause the Merger to be effectuated, we will review our options. Our options would include, among other things: (i) not taking any action at that time, including not purchasing any additional Shares; (ii) purchasing Shares from time to time in the open market or privately negotiated transactions (including to acquire at least 90% of the outstanding Shares so that we could consummate a short-form merger); or (iii) seeking other means of monetizing Melco’s interest in Entertainment Gaming. This may include disposing of Melco’s interest in Entertainment Gaming at a price per Share which may be less than, greater than or equal to the Offer Price. In connection with any such efforts to monetize its stake in Entertainment Gaming, Melco may seek to engage an independent trustee or liquidator which may (1) sell Entertainment Gaming in its entirety (in which case, Melco would give the trustee authority to accept any unconditional cash offer of USD $2.35 or greater per Share on its behalf) or (2) sell Entertainment Gaming’s remaining assets for the highest possible values and distribute the proceeds to all Entertainment Gaming stockholders (including Melco), and then liquidate Entertainment Gaming. Melco would not participate as a bidder with respect to any assets of Entertainment Gaming so as to ensure a level field for all potential buyers.

Except as otherwise described in this Offer to Purchase, we have no current plans, proposals or negotiations that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization, consolidation or liquidation involving Entertainment Gaming or any of its subsidiaries; (ii) any purchase, sale or transfer of a material amount of assets of Entertainment Gaming or any of its subsidiaries; (iii) a material change in the present dividend policy, indebtedness or capitalization of Entertainment Gaming; (iv) any change in the present Entertainment Gaming Board or management of Entertainment Gaming; or (v) any other material change in Entertainment Gaming’s corporate structure or business. For information regarding our plans if the Offer is not consummated, see ‘Special Factors—Section 6. Conduct of Entertainment Gaming’s Business if the Offer Is Not Consummated.’ We currently intend to retain the Shares acquired pursuant to the Offer and, if consummated, the Merger.”

(f) The paragraph beginning “If the Minimum Condition . . .” in the section of the Offer to Purchase titled “Special Factors—Section 5. Effects of the Offer” is amended and restated in its entirety as follows:

“If we and our affiliates own at least 90% of the Shares following the consummation of the Offer, we intend to cause the Merger to be effectuated without a vote of, or prior notice to, the stockholders of Entertainment Gaming in accordance with Section 92A.180 of the NRS. If we consummate the Offer notwithstanding the fact that the Shares tendered represent less than 90% of outstanding Shares when combined with the Shares owned by us and our affiliates, we will be unable to cause the Merger to be effectuated and may continue to operate Entertainment Gaming as a standalone company.”

(g) The sentence beginning “We do not think . . ..” in the section of the Offer to Purchase titled “The Offer—Section 10. Source and Amount of Funds” is amended and restated by replacing clause (d) with the following:

“(d) if we and our affiliates own at least 90% of the Shares following the consummation of the Offer, we expect to acquire any remaining Shares for the same cash price per Share in any subsequent offering period or in the Merger.”

2. Schedule 14D-9. On May 19, 2017, Entertainment Gaming filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which the Entertainment Gaming Board made no recommendation regarding whether the holders of Shares should accept or reject the Offer and instead remained neutral with respect to the Offer. The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) are amended to reflect this filing, including on the cover page of the Offer to Purchase and the sections of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” “Special Factors—Section 3. Position of the Entertainment Gaming Board,” “Special Factors—Section 4. Our Position Regarding the Fairness of the Offer,” “Special Factors—Section 8. Transactions and Arrangements Concerning the Shares” and “Special Factors—Section 10. Interests of Certain Persons in the Offer.”

3. Background.

(a) The section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated by replacing the first sentence thereof with the following:

“Entertainment Gaming’s current business activities entail (i) the owning and leasing of electronic gaming machines placed in gaming venues in the Philippines on a revenue-sharing (participation) basis with venue owners, and (ii) the development and testing of a social gaming platform designed for the Pan-Asian markets.”

(b) The section of the Offer to Purchase titled “Special Factors—Section 1. Background” is amended and restated by inserting the following after the last sentence thereof:

“On May 19, 2017, Entertainment Gaming filed a Solicitation/Recommendation Statement on Schedule 14D-9 in which the Entertainment Gaming Board made no recommendation regarding whether the holders of the Shares should accept or reject the Offer.

On May 23, 2017, Melco submitted a letter to the Entertainment Gaming Board revising its non-binding proposal such that the consummation of the proposed transaction would no longer be conditioned upon any minimum number of Shares being tendered and instead would provide liquidity to any stockholder that would like to sell his, her or its Shares.”

4. Related Party Transactions. The subsection titled “Trade Sales of Gaming Products” in the section of the Offer to Purchase titled “Special Factors—Section 9. Related Party Transactions” is amended and restated by deleting the paragraph beginning “On December 18, 2014 . . .” in its entirety.

5. Directors and Officers of Entertainment Gaming.

(a) The sentence beginning “In evaluating this Offer . . .” in the section of the Offer to Purchase titled “Special Factors—Section 3. Position of the Entertainment Gaming Board” is amended and restated in its entirety as follows:

“In evaluating this Offer, you should be aware that five of the six directors of Entertainment Gaming are executive officers or directors of Melco and/or its affiliates, including Purchaser.”

(b) The subsection titled “Executive Officers and Directors of Entertainment Gaming” in the section of the Offer to Purchase titled “Special Factors—Section 10. Interests of Certain Persons in the Offer” is amended and restated in its entirety as follows:

“Executive Officers and Directors of Entertainment Gaming. Currently, five of the six directors of Entertainment Gaming are executive officers or directors of Melco and/or its affiliates, including Purchaser. According to Entertainment Gaming’s public filings with the SEC, three of the directors are considered independent as determined by the Entertainment Gaming Board under the rules of the NASDAQ. Certain of the executive officers of Entertainment Gaming are or have been affiliated with Melco and/or its affiliates.”

(c) The subsection titled “Other” in the section of the Offer to Purchase titled “Special Factors—Section 10. Interests of Certain Persons in the Offer” is amended and restated in its entirety as follows:

“Other. Entertainment Gaming has described certain other interests of its executive officers and directors in the transactions contemplated by this Offer to Purchase in the Solicitation/Recommendation Statement on Schedule 14D-9, which you are encouraged to read before making a decision with respect to the Offer. The information set forth in the section of the Solicitation/Recommendation Statement on Schedule 14D-9 titled ‘Item 3. Past Contacts, Transactions, Negotiations and Agreements—Director and Officer Conflicts’ is incorporated by reference herein.”

6. Certain Information Concerning Entertainment Gaming. The paragraph beginning “Entertainment Gaming is a . . .” in the section of the Offer to Purchase titled “The Offer—Section 8. Certain Information Concerning Entertainment Gaming” is amended and restated in its entirety as follows:

“Entertainment Gaming is a Nevada corporation. Entertainment Gaming’s principal executive offices are located at 37th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong SAR. The telephone number of Entertainment Gaming’s principal executive offices is (852) 2153-9454. The current business activities of Entertainment Gaming entail (i) the owning and leasing of electronic gaming machines placed in gaming venues in the Philippines on a revenue-sharing (participation) basis with venue owners, and (ii) the development and testing of a social gaming platform designed for the Pan-Asian markets.”

7. Certain Information Concerning Melco.

(a) The paragraph beginning “Mr. Ho, Lawrence Yau Lung . . .” in the section of the Offer to Purchase titled “The Offer—Section 9. Certain Information Concerning Purchaser and Melco” is amended and restated in its entirety as follows:

“As of May 15, 2017, Mr. Ho, Lawrence Yau Lung (“Mr. Ho”) personally holds 34,939,132 ordinary shares of Melco, representing approximately 2.26% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco are held by Maple Peak Investments Inc., representing approximately 7.72%, 19.06%, 3.29%, 0.47% and 0.10%, respectively, of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco, representing 19.83% of Melco’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 814,842,396 ordinary shares of Melco, representing approximately 52.74% of Melco’s ordinary shares outstanding.”

(b) Footnote 8 to the table included in Schedule II of the Offer to Purchase is amended and restated in its entirety as follows:

“The shares are owned directly by EGT Holding, which is the wholly owned indirect subsidiary of Melco and an affiliate of Purchaser. Mr. Ho beneficially owns an aggregate of 52.74% of Melco’s ordinary shares outstanding. Melco and Mr. Ho are the indirect beneficial owners of the reported securities.”

8. Schedule TO Cover Page. The cover page of the Schedule TO is amended and restated by replacing the CUSIP listed thereon with the following CUSIP: 29383V305.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by adding the following exhibits:

Exhibit No.	Description

(a)(5)(B)	Chairman’s Transmittal Letter dated May 19, 2017 to the Stockholders of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(C)	Press Release dated May 19, 2017 by Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(D)	Letter dated May 23, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 6 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 23, 2017)

(a)(5)(E)	Press Release dated May 23, 2017 by EGT Nevada Holding Inc.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EGT Nevada Holding Inc.

By:	/s/ Dennis Tam

	Name:	Dennis Tam
	Title:	Director

Melco International Development Limited

By:	/s/ Evan Andrew Winkler

	Name:	Evan Andrew Winkler
	Title:	Director

Date: May 23, 2017

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated May 5, 2017

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)*	Summary Advertisement as published in the Financial Times on May 5, 2017

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Letter dated May 5, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 5 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 5, 2017)

(a)(5)(B)	Chairman’s Transmittal Letter dated May 19, 2017 to the Stockholders of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(1) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(C)	Press Release dated May 19, 2017 by Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit (a)(2) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Entertainment Gaming Asia Inc. on May 19, 2017)

(a)(5)(D)	Letter dated May 23, 2017 to the Board of Directors of Entertainment Gaming Asia Inc. (incorporated by reference to Exhibit 6 to the Schedule 13-D amendment filed jointly by Melco International Development Limited, EGT Entertainment Holding Limited, and Mr. Ho, Lawrence Yau Lung with the SEC on May 23, 2017)

(a)(5)(E)	Press Release dated May 23, 2017 by EGT Nevada Holding Inc.

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(f)	The information set forth in the section of the Offer to Purchase titled “Special Factors—Section 7. Dissenter’s Appraisal Rights; Rule 13e-3” is incorporated herein by reference

(g)	Not applicable

(h)	Not applicable

*	Previously filed.